November 20, 2023

VIA EDGAR

Mr. Dave Edgar

Ms. Christine Dietz

Ms. Lauren Pierce

Mr. Matthew Crispino

Division of Corporate Finance

Office of Technology

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Lucas GC Limited (CIK No. 0001954694)

Registration Statement on Form F-1 (File No. 333-270107)

Registration Statement on Form 8-A (File No. 001-41658)

Withdrawal of Acceleration Request

Dear Ladies and Gentlemen:

Reference is made to our letter, filed as correspondence via EDGAR on November 15, 2023, in which we requested the acceleration of the effective date of the above-referenced Registration Statements for November 20, 2023 at 4:05 p.m. ET, or as soon as thereafter practicable in accordance with Rule 461 of Regulation C promulgated under the Securities Act of 1933, as amended. We are no longer requesting that such Registration Statements be declared effective at this time, and we hereby formally withdraw our request for acceleration of the effective date.

[Signature page follows]

Very truly yours,

Lucas GC Limited

By:	/s/ Howard Lee
Name:	Howard Lee
Title:	Chairman and Chief Executive Officer

[Signature Page — Withdrawal of Acceleration Request Letter — Company]